Exhibit 99.1
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The unaudited pro forma condensed combined balance sheet of Sirius XM Radio Inc. and Subsidiaries, combines (i) the historical consolidated balance sheets of Sirius Satellite Radio Inc. and its subsidiaries (“Sirius”) and XM Satellite Radio Holdings Inc. (“Holdings” and its subsidiaries together with Holdings, “XM”), giving effect to the merger of Holdings and Vernon Merger Corporation (the “merger”), pursuant to which Holdings became a wholly-owned subsidiary of Sirius, as well as the refinancing of a substantial portion of XM’s existing indebtedness and raising of certain additional liquidity, which we refer to as the “Refinancing Transactions” as if they had been consummated on June 30, 2008 and (ii) the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007, giving effect to the merger and the Refinancing Transactions as if they had occurred on January 1, 2007. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Intercompany transactions have not been eliminated as the preliminary estimates are not material to the unaudited pro forma condensed combined financial statements.
The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the dates indicated. It may be necessary to further reclassify XM’s financial statements to conform to those classifications that are determined by the combined company to be most appropriate. While some reclassifications of prior periods have been included in the unaudited pro forma condensed combined financial statements, further reclassifications may be necessary.
The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with Sirius treated as the acquiring entity. Accordingly, consideration paid by Sirius to complete the merger with XM will be allocated to XM’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Additionally, a final determination of the fair value of XM’s assets and liabilities will be based on the actual net tangible and intangible assets of XM that exist as of the date of completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Sirius estimated the fair value of XM’s assets and liabilities based on discussions with XM’s management, due diligence and information presented in public filings. Certain valuations have not been performed on tangible and intangible assets and liabilities such as property and equipment and deferred revenue and therefore an estimate of fair value is not included as a pro forma adjustment. Final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts including property and equipment, deferred revenue, debt and intangibles will result in adjustments to the balance sheet and/or statement of operations. There can be no assurance that the final determination will not result in material changes.
These pro forma results reflect the impact of the following Refinancing Transactions:
•	the repurchase of the $600 million aggregate principle amount of 9.75% Senior Notes due 2014 (the “9.75% Notes”) of XM Satellite Radio Inc. (“XM Inc.”) for cash,

•	the repurchase of $200 million aggregate principle amount of Senior Floating Rate Notes due 2103 (the “Senior Floating Rate Notes”) of XM Inc. for cash,

•	amendment of the indenture for Holdings’1.75% Convertible Senior Notes due 2009 (the “1.75% Notes”) to increase the interest rate to 10% per annum in return for the noteholders agreeing not to assert any claim that the merger constitutes a Fundamental Change under the existing indenture,

•	issuance by XM Inc. of $550 million aggregate principle amount of 7% Exchangeable Senior Subordinated Notes due 2014 (the “New Exchangeable Notes”),

•	issuance by XM Inc. of $778.5 million aggregate principal amount of 13% Senior Notes due 2014 (the “13% Senior Notes”), the debt balance of which is reflected herein net of original issue discount of approximately $78.4 million, and

•	payment of $309.4 million for XM’s transponder repurchase obligation, for both debt and equity holders of a consolidated variable interest entity.
     Sirius expects to incur significant costs associated with integrating Sirius’ and XM’s businesses. The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities. In addition, the unaudited pro forma combined consolidated financial statements do not reflect one-time fees and expenses of $25 million payable by Sirius as a result of the merger or payments contemplated by the Consent Decrees.

SIRIUS XM RADIO INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Six Months Ended June 30, 2008
			Pro Forma
	Sirius	XM	Adjustments		Combined
	(in thousands, except per share amounts)
Revenue:
Subscriber revenue, including effects of rebates	$522,158	$559,862	$10,188	(a)	$1,092,208
Advertising revenue, net of agency fees	16,740	19,550	—		36,290
Equipment revenue	14,019	11,812	—		25,831
Other revenue	450	35,266	(10,188	) (a)	25,528

Total revenue	553,367	626,490	—		1,179,857
Operating expenses (excludes depreciation shown separately below)(1):
Cost of services:
Satellite and transmission	15,275	26,653	13,269	(b)	55,197
Programming and content	116,939	101,166	—		218,105
Revenue share and royalties	92,043	142,408	—		234,451
Customer service and billing	49,786	70,698	—		120,484
Cost of equipment	14,234	17,606	—		31,840
Broadcast and operations	—	34,785	(34,785	) (b)	—
Sales and marketing	87,598	—	95,779	(c)	183,377
Ad sales	—	9,583	(9,583	) (c)	—
Marketing	—	226,913	(86,196	) (c)	—
			(140,717	)(d)
Subscriber acquisition costs	171,216	—	140,717	(d)	311,933
General and administrative	91,246	61,719	21,516	(b)	174,481
Engineering, design and development	17,684	20,435	—		38,119
Depreciation and amortization	54,019	90,928	63,833	(f)	208,780

Total operating expenses	710,040	802,894	63,833		1,576,767

Loss from operations	(156,673)	(176,404)	(63,833)		(396,910)
Other Income (Expense):
Interest and investment income	4,227	2,419	—		6,646
Interest expense, net of amounts capitalized	(34,421)	(59,807)	(46,289)	(e)	(140,517)
Loss from impairment of investments	—	—	—		—
Loss from de-leveraging transactions	—	—	—		—
Other income (expense)	(64)	(14,045)	—		(14,109)

Total other income (expense)	(30,258)	(71,433)	(46,289)		(147,980)

Loss before income taxes	(186,931)	(247,837)	(110,122)		(544,890)
Income tax (expense) benefit	(1,086)	(1,004)	—		(2,090)

Net loss	$(188,017)	$(248,841)	$(110,122)		$(546,980)

Net loss per common share — basic and diluted					$(0.19)

Weighted average shares used in computing net loss per common share — basic and diluted					2,948,309

(1) Amounts related to stock-based compensation included in Operating expenses were as follows:
Satellite and transmission	$1,555	$1,089	$1,351	(b)	$3,995
Programming and content	3,949	4,363	—		8,312
Broadcast and operations	—	2,180	(2,180	) (b)	—
Customer service and billing	541	1,641	—		2,182
Sales and marketing	7,704	—	6,277	(c)	13,981
Ad sales	—	1,044	(1,044	) (c)	—
Marketing	—	5,233	(5,233	) (c)	—
Subscriber acquisition costs	14	—	—		14
General and administrative	23,455	10,737	829	(b)	35,021
Engineering, design and development	2,195	4,164	—		6,359

Total stock-based compensation	$39,413	$30,451	$—		$69,864

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

SIRIUS XM RADIO INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Year Ended December 31, 2007
			Pro Forma
	Sirius	XM	Adjustments		Combined
	(in thousands, except per share amounts)
Revenue:
Subscriber revenue, including effects of rebates	$854,933	$1,005,479	$19,354	(a)	$1,879,766
Advertising revenue, net of agency fees	34,192	39,148	—		73,340
Equipment revenue	29,281	28,333	—		57,614
Other revenue	3,660	63,582	(19,354	) (a)	47,888

Total revenue	922,066	1,136,542	—		2,058,608
Operating expenses (excludes depreciation shown separately below)(1):
Cost of services:
Satellite and transmission	27,907	54,434	26,602	(b)	108,943
Programming and content	236,059	183,900	—		419,959
Revenue share and royalties	146,715	256,344	—		403,059
Customer service and billing	93,817	126,776	—		220,593
Cost of equipment	45,458	62,003	—		107,461
Broadcast and operations	—	65,067	(65,067	)(b)	—
Sales and marketing	173,572	—	243,915	(c)	417,487
Marketing	—	482,466	(223,323	) (c)	—
			(259,143	) (d)
Ad sales	—	20,592	(20,592	) (c)	—
Subscriber acquisition costs	407,642	—	259,143	(d)	666,785
General and administrative	155,863	150,109	38,465	(b)	344,437
Engineering, design and development	41,343	33,077	—		74,420
Depreciation and amortization	106,780	213,211	127,667	(f)	447,658

Total operating expenses	1,435,156	1,647,979	127,667		3,210,802

Loss from operations	(513,090)	(511,437)	(127,667)		(1,152,194)
Other Income (Expense):
Interest and investment income	20,570	14,084	—		34,654
Interest expense, net of amounts capitalized	(70,328)	(116,605)	(92,029	) (e)	(278,962)
Loss from de-leveraging transactions	—	(3,693)	—		(3,693)
Loss from impairment of investments	—	(39,665)	—		(39,665)
Other income (expense):	31	(26,004)	—		(25,973)

Total other income (expense)	(49,727)	(171,883)	(92,029)		(313,639))

Loss before income taxes	(562,817)	(683,320)	(219,696)		(1,465,833)
Income tax (expense) benefit	(2,435)	939	—		(1,496)

Net loss	$(565,252)	$(682,381)	$(219,696)		$(1,467,329)

Net loss per common share — basic and diluted					$(0.50)

Weighted average shares used in computing net loss per common share — basic and diluted					2,906,095

(1) Amounts related to stock-based compensation included in Operating expenses were as follows:
Satellite and transmission	$2,198	$2,308	$2,716	(b)	$7,222
Programming and content	9,643	8,855	—		18,498
Broadcast and operations	—	4,316	(4,316	)(b)	—
Customer service and billing	708	2,483	—		3,191
Sales and marketing	15,607	—	24,452	(c)	40,059
Advertising and marketing	—	12,833	(12,833	) (c)	—
Ad sales	—	1,910	(1,910	) (c)	—
Marketing	—	9,709	(9,709	) (c)	—
Subscriber acquisition costs	2,843	—	9,167	(d)	12,010
Subsidies and distribution	—	9,167	(9,167	)(d)	—
General and administrative	44,317	26,689	1,600	(b)	72,606
Engineering, design and development	3,584	7,929	—		11,513

Total stock-based compensation	$78,900	$86,199	$—		$165,099

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

SIRIUS XM RADIO INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2008
			Pro Forma
	Sirius	XM	Adjustments		Combined
	(in thousands, except per share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$220,133	$183,853	$38,083	(e)	$442,069
Accounts receivable, net of allowance for doubtful accounts	27,186	44,711	—		71,897
Receivable from distributors	71,831	—	—		71,831
Inventory, net	23,616	—	7,100	(h)	30,716
Related party current assets	—	102,997	—		102,997
Prepaid and other current assets	86,793	95,717	(7,100	)(h)	175,410

Total current assets	429,559	427,278	38,083		894,920
Property and equipment, net	812,307	660,274	166,786	(i)	1,639,367
System under construction	—	166,786	(166,786	) (i)	—
FCC license	83,654	141,412	1,158,588	(k)	1,383,654
Intangible assets, net	—	2,750	434,250	(k)	437,000
Goodwill	—	—	5,798,406	(l)	5,798,406
Related party prepaid expenses, net of current portion	—	133,496	—		133,496
Other long-term assets	130,965	191,890	(48,130	) (s)	327,186
			52,461	(e)

Total assets	$1,456,485	$1,723,886	$7,433,658		$10,614,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$349,173	$219,324	$16,870	(j)	$585,367
Accrued interest	24,562	15,907	(31,411	)(e)	9,058
Current portion of long-term debt	302,498	359,672	—		662,170
Due to related parties	—	68,161	—		68,161
Deferred revenue	575,666	447,598	—		1,023,264

Total current liabilities	1,251,899	1,110,662	(14,541)		2,348,020
Long-term debt	977,369	1,480,226	219,305	(e)	2,676,900
Deferred revenue, net of current portion	110,064	232,771	—		342,835
Other long-term liabilities	24,272	44,499	463,435	(g)	532,206

Total liabilities	2,363,604	2,868,158	668,199		5,899,961

Commitments and contingencies Minority interest	—	60,200	(60,200	)(e)	—
Stockholders’ Equity:
Series A Convertible preferred stock, par value $0.001; 50,000,000 shares authorized, 24,808,959 shares issued and outstanding	—	54	(54	)(m)
			25	(o)	25

Common stock, $0.001 par value; 4,500,000,000 shares authorized, 2,971,234,786 shares issued and outstanding	1,501	3,196	(3,196	)(m)
			1,437	(p)
			33	(n)	2,971

Accumulated other comprehensive income, net of tax	—	8,689	(8,689	) (m)	—
Additional paid-in capital	3,678,369	3,213,287	(3,213,287	) (m)
			110,916	(q)
			126,527	(n)
			5,443,693	(p)
			(61,444	) (r)	9,298,061

Accumulated deficit	(4,586,989)	(4,429,698)	4,429,698	(m)	(4,586,989)

Total stockholders’ (deficit) equity	(907,119)	(1,204,472)	6,825,659		4,714,068

Total liabilities and stockholders’ (deficit) equity	$1,456,485	$1,723,886	$7,433,658		$10,614,029

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1. Basis of Presentation
On July 28, 2008, Sirius and XM completed their merger. The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Sirius and XM, after giving effect to the merger and adjustments described in these footnotes, and are intended to reflect the impact of the merger on us.
The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of our and XM’s operations.
The unaudited pro forma condensed combined balance sheet reflects the merger and the Refinancing Transactions as if they were completed on June 30, 2008 and includes pro forma adjustments for our preliminary valuations of certain intangible assets. The pro forma debt balances do not include $78.4 million of original issue discount relating to the 13% Senior Notes. These adjustments are subject to further adjustment as additional information becomes available and additional analyses are performed. The unaudited pro forma condensed combined statements of operations reflect the merger and the Refinancing Transactions as if they had been completed on January 1, 2007.
The pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill. The purchase price allocation included within these unaudited pro forma condensed combined financial statements is based upon a purchase price of approximately $5.7 billion. This amount was derived from the estimated number of shares of our common stock to be issued of approximately 1.5 billion, based on the outstanding shares of XM common stock, preferred stock and restricted stock on June 30, 2008 and the exchange ratio of 4.6 per each XM share, at a price of $3.79 per share, the average closing price of our shares of common stock for the two days prior to, including and two days subsequent to the public announcement of the merger. The actual number of newly issued shares of our common stock delivered in connection with the merger was 1,436,709,642, which were based upon 312,328,183 of XM shares issued and outstanding when the merger closed. The purchase price also includes the estimated fair value of warrants, restricted stock and stock options issued as of the closing date of the merger in exchange for similar securities of XM. XM options, restricted stock and warrants were exchanged for stock options, restricted stock and warrants in us and the price per share was adjusted for the 4.6 exchange ratio. Vested stock options, restricted stock and warrants issued by us in exchange for options, restricted stock and warrants held by employees and directors of XM were considered part of the purchase price. Accordingly, the purchase price included an estimated fair value of stock options, restricted stock and warrants of approximately $221 million.
The fair value of the Sirius options that were issued in exchange for XM options was estimated by using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 58 percent, an expected life of 1-6 years based on the age of the original award, and a risk-free interest rate of 3.36%.

The preliminary consideration is as follows:

			Additional
	Common	Preferred	Paid In
	Stock	Stock	Capital	Total
	(In thousands)
Total consideration
Issuance of Sirius common stock to XM stockholders (1.4 billion shares at $3.79)	$1,437	$—	$5,443,693	$5,445,130
Issuance of Sirius preferred stock to XM stockholders (24.8 million shares at $3.79)	—	25	—	25
Issuance of Sirius common stock to XM restricted stockholders (43.6 million shares at $3.79)	33	—	126,527	126,560
Estimated fair value of outstanding XM stock options and restricted stock (See Note 2q)	—	—	75,515	75,515
Estimated fair value of outstanding XM warrants (See Note 2q)	—	—	35,401	35,401

Total consideration	$1,470	$25	$5,681,136	$5,682,631

The table below represents a preliminary allocation of the total consideration to XM’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of June 30, 2008.

Total
(In thousands)
XM historical net book value of assets and liabilities assumed	$(1,144,272)
XM minority interest assumed	(60,200)
Elimination of XM historical FCC license	(141,412)
Adjustment to fair value FCC license	1,300,000
Elimination of XM historical intangible asset related to subscriber and advertiser relationships and trademarks	(2,750)
Adjustment to fair value intangible assets related to subscriber and advertiser relationships and trademarks	437,000
Adjustment to deferred taxes related to increased FCC license carrying value	(463,435)
Estimated transaction costs	(65,000)
Residual goodwill created from the merger	5,798,406
Unrecognized compensation on unvested stock options and restricted stock	61,444
Loss on commitment to purchase transponders of XM-4 satellite	(16,057)
Write-off of debt issuance costs	(21,093)

Total consideration allocated	$5,682,631

     Upon completion of the fair value assessment after the merger, we anticipate that the ultimate price allocation will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.
Note 2. Pro Forma Adjustments
a.	Reclassify XM’s activation revenue which was reported in XM’s other revenue to subscriber revenue to conform to our presentation.

b.	Reclassify XM’s broadcast expense included in broadcast and operation expenses to satellite and transmission and reclassify XM’s operation expense, which includes facilities and information technology expense, included in broadcast and operation expense to general and administrative expenses to conform to our presentation.

c.	Reclassify (i) ad sales expense and (ii) advertising and marketing and retention and support included in marketing to sales and marketing to conform to our presentation.

d.	Reclassify subsidies and distribution included in marketing to subscriber acquisition costs to conform to our presentation.

e.	Reflects the impact of the refinancing transactions. The following table details the impact to long-term debt and interest expense related to these transactions (in thousands):

	Actual			Pro Forma
	Debt	Interest	Interest	Debt	Interest	Interest
	Outstanding	Expense	Expense	Outstanding	Expense	Expense
	at June 30,	for June 30,	for December 31,	at June 30,	for June 30,	for December 31,
	2008	2008	2008	2008	2008	2007
9.75% Senior Notes	$600,000	$29,250	$58,500	$—	$—	$—
1.75% Notes	400,000	3,500	7,000	400,000	20,000	40,000
Senior Floating Rate Notes	200,000	8,000	19,717	—	—	—
Variable Interest Entity	230,800	11,498	20,293	—	—	—
7% Exchangeable Notes	—	—	—	550,000	19,250	38,500
13% Senior Notes	—	—	—	700,105	56,008	112,017

Totals	$1,430,800	$52,248	$105,510	$1,650,105	$95,258	$190,517

The impact to outstanding debt is an increase of $219,305. Interest expense also increases by $43,010 and $85,007 for the six months ended June 30, 2008 and the twelve months ended December 31, 2007, respectively.
The debt issuance costs resulting from these refinancing activities totaling $69,238 are reflected in the pro forma condensed combined balance sheet in Other long-term assets. Interest expense also increased by $3,279 and $7,022 for the six months ended June 30, 2008 and the twelve months ended December 31, 2007, respectively.
As a result of the merger, XM is required to make an offer to repurchase the transponders of our XM-4 satellite in accordance with the terms of a sale-leaseback transaction. The expected payout to settle this obligation is $76,257 which is comprised of a minority interest payable of $60,200 at June 30, 2008 and a loss on the redemption of $16,057.
At June 30, 2008, there was $31,411 of accrued interest expense.
The 13% Senior Notes are reflected net of original issue discount of $78,394.
f. Adjustment to reflect the additional amortization expense due to the adjustment of certain XM’s intangible assets to fair value at the time of the merger (See Note 1). Pro Forma amortization expense for the twelve months ended December 31, 2007 and six months ended June 30, 2008 of $128 million and $64 million, respectively, was recorded utilizing the straight-line method of amortization for the following intangible assets:

				Pro Forma
			Pro Forma	Amortization
			Amortization	Expense for
	Fair Value at	Estimated Useful	Expense for	December 31,
	Acquisition	Lives (Years)	June 30, 2008	2007
	(Dollars in thousands)
Subscriber relationships	$350,000	3	$58,334	$116,667
Advertiser relationships	7,000	7	500	1,000
Trademarks	80,000	8	5,000	10,000

Pro forma amortization expense			$63,834	$127,667

g. reflects the adjustment to record the deferred tax liability for the incremental fair value adjustment of the FCC license included as a pro forma adjustment in the balance sheet calculated as follows (in thousands):

Net adjustment to fair value FCC license	$1,158,588
Combined federal and state rate	40%

Deferred tax liability	$463,435

h. Reflects the estimated reclassification of XM’s net inventory included in prepaid and other current assets to inventory to conform to our presentation.
i. Reflects the estimated reclassification of XM’s system under construction costs to property and equipment to conform to our presentation.
j. Reflects the adjustment to record as liabilities the estimated transaction cost to be incurred by us. Included in the pro forma adjustment is Sirius’ estimated investment banking, attorney and independent accountant fees, and other transaction-related costs.
k. Reflects a preliminary allocation of the purchase price to XM’s FCC License and certain long-lived intangible assets. The remaining unallocated purchase price was allocated to Goodwill (See Note 1). The preliminary allocation of the purchase price was calculated as follows (in thousands):

	Book Value as of	Fair Value as of	Pro Forma
	June 30, 2008	June 30, 2008	Adjustment	Fair Value Range
FCC License	$141,412	$1,300,000	$1,158,588	$1,000,000 - $1,500,000
Intangibles, net	3,064	437,000	433,936	$381,000 - $495,000

The fair value of XM’s FCC license was based on the Greenfield Method. The key assumptions in building the model included projected revenues and estimated start up costs, which were based primarily on the operating histories of XM and Sirius. The fair value of XM’s trademarks was estimated based on the Relief from Royalty Method. The royalties relieved for the use of the XM trademarks were computed by multiplying the projected revenues by a hypothetical royalty rate. The resulting royalties relieved represent the cost saved by XM from not having to license the trademarks from another owner. The estimation of a hypothetical royalty rate was based on comparable licensing agreements and the perceived impact the trademarks have on the expected cash flow of XM. The fair values of XM’s subscriber and advertising relationships were based on projected discounted cash flows, which were derived from projected revenues after adjusting for attrition rates based on XM’s historical experience. Each of these calculations included an estimated discount rate which incorporates the difficulties and uncertainties associated with the satellite radio industry.
The final purchase price allocations may result in different allocations for tangible and intangible assets than presented in the unaudited pro forma condensed combined financial statements, and those differences could be material.
l. Residual goodwill created from the merger (See Note 1).
m. Eliminate the historical stockholders’ deficit accounts of XM at June 30, 2008.
n. Reflect the issuance of 4.6 shares of our common stock for each share of XM restricted shares outstanding as follows (in thousands except for share data):

XM restricted shares outstanding at June 30, 2008	7,259,419
Exchange ratio	4.6
Sirius common shares to be issued	33,393,327
Price per share	$3.79
Aggregate value of Sirius consideration	$126,560
Value attributed to par at $.001 par value	$33
Balance to capital in excess of par value	$126,527
o. Reflect the issuance of 4.6 shares of our preferred stock for each share of XM preferred stock outstanding as follows (in thousands except for share data):

XM preferred shares outstanding at June 30, 2008	5,393,252
Exchange ratio	4.6
Sirius preferred shares to be issued	24,808,959
Value attributed to par at $.001 par value	$25
p. Reflect the issuance of 4.6 shares of our common stock for each share of XM common stock outstanding as follows (in thousands except for share data):

XM common shares outstanding at June 30, 2008	312,328,183
Exchange ratio	4.6
Sirius common shares to be issued	1,436,709,642
Price per share	$3.79
Aggregate value of Sirius consideration	$5,445,130
Value attributed to par at $.001 par value	$1,437
Balance to capital in excess of par value	$5,443,693
q. Reflect the fair value of XM’s employees’ stock options, warrants and restricted stock. The fair value of XM’s options to be exchanged for Sirius options was estimated using a Black Scholes pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility, that when changed, can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 58 percent, an expected life of 1-6 years based on the age of the original award, and a risk-free interest rate of 3.36%.
r. Reflect the revaluation of XM’s unvested stock options and restricted stock as of June 30, 2008. The original valuation of these awards, were determined by XM at the original grant dates. Upon completion of the merger, these awards will be revalued using current market assumptions. The fair value of these awards approximates $61 million at June 30, 2008. Annual compensation expense related to these awards is expected to approximate the historic compensation expense.

Total compensation expense for these awards for the period ended June 30, 2008 was approximately $30 million. For unvested stock options, the average remaining vesting period is 1.51 years and the average remaining contractual life is 5.63 years. For unvested restricted stock awards, the average remaining vesting period is 1.9 years. Pursuant to FAS 123(R), unvested awards are not considered a component of purchase price and are solely recognized in compensation expense in future periods. $61 million is a reduction of additional paid-in capital.
s. Reclassify transaction related costs from Other assets to Goodwill.